CUSIP NO. 038197-10-9               13G                        Page 1 of 4 Pages




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d - 2(b)



                            APPLIED FILMS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   038197-10-9
         --------------------------------------------------------------
                                 (CUSIP Number)




                       (Continued on the following pages)

                                Page 1 of 4 Pages

CUSIP NO. 038197-10-9                 13G                      Page 2 of 4 Pages


1.       NAME OF REPORTING PERSON

         John S. Chapin


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) |_|
         (b) |X|

3.       SEC USE ONLY



4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                           5.       SOLE VOTING POWER

   NUMBER OF                        390,911.25
      SHARES
 BENEFICIALLY              6.       SHARED VOTING POWER
    OWNED BY
       EACH                         188,675
   REPORTING
      PERSON               7.       SOLE DISPOSITIVE POWER
        WITH
                                    390,911.25

                           8.       SHARED DISPOSITIVE POWER

                                    188,675

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         579,586.25

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |-|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         579,586.25/3,476,437 = 16.7%

12.      TYPE OF REPORTING PERSON*

         IN

CUSIP NO. 038197-10-9            13G                           Page 3 of 4 Pages


Item 1(a)         Name of Issuer:

                  Applied Films Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  6797 Winchester Circle
                  Boulder, Colorado 80301

Item 2(a)         Name of Person Filing:

                  John S. Chapin

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  John S. Chapin                     6797 Winchester Circle
                                                     Boulder, Colorado 80301

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  038197-10-9

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4            Ownership:

                  Ownership details are disclosed in Items 5 through 8 on the coversheet preceding this portion of Schedule 13G. The amount shown in Item 9 on the coversheet for John S. Chapin includes 30,056.25 shares covered by options exercisable within 60 days.

CUSIP NO. 038197-10-9                13G                       Page 4 of 4 Pages

Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by Parent Holding
                  Company:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  Not applicable.



Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  February 9, 1998                              /s/ John S. Chapin
                                                       John S. Chapin



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